UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.___)

INFONET SERVICES CORPORATION

(Name of Issuer)

Class A and Class B Common Stock, par value $.01

(Title of Class of Securities)

45666 T 106

(CUSIP Number)

December 15, 1999

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45666T 10 6

1.Names of Reporting Persons TELEFONICA,S.A. I.R.S. Identification Nos. of above persons (entities only)
	2.Check the Appropriate Box if a Member of a Group (See Instructions)	[_] [_]
3.SEC Use Only
4.Citizenship or Place of Organization Spain
Number of Shares Beneficially Owned By Each Reporting Person With	5.Sole Voting Power 67,357,694 (1)
6.Shared Voting Power
7.Sole Dispositive Power 67,357,694 (1)
8.Shared Dispositive Power
9.Aggregate Amount Beneficially Owned by Each Reporting Person 67,357,694 (1)
10.Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.Percent of Class Represented by Amount in Row (9) 14.4% economic interest and 17.1% voting interest, both calculated on the basis of Class A and Class B shares combined.

12.Type of Reporting Person (See Instructions)

CO

  Telefónica S.A. indirectly owns 28,918,283 Class A common shares and 38,439,411 Class B common shares. Each Class A common share has a right to 10 votes and each Class B common share has a right to 1 vote. The Reporting Person may, at its option, convert Class A common shares into Class B common shares on a 1-for-1 basis.

Item 1 (a) (b)	Name of Issuer INFONET SERVICES CORPORATION Address of Issuer's Principal Executive Offices 2160 East Grand Avenue, El Segundo, California 90245
Item 2. (a) (b) (c) (d) (e)

Name of Person Filing

TELEFONICA, S.A.

Telefónica S.A. holds its shares through Telefónica International Holding, B.V. a wholly owned subsidiary of Telefónica Internacional, S.A., which in turn is wholly owned by Telefónica, S.A.

Address of Principal Business Office or, if none, Residence

Gran Vía 28, 28013 Madrid, Spain

Citizenship

Spanish

Title of Class of Securities

Class A and Class B Common Stock, par value $.01

CUSIP Number

45666 T 10 6

Item 3.	NOT APPLICABLE
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) (b) (c)

Amount beneficially owned: 67,357,694

Telefónica S.A. indirectly owns 28,918,283 Class A common shares and 38,439,411 Class B common shares. Each Class A common share has a right to 10 votes and each Class B common share has a right to 1 vote. The Reporting Person may, at its option, convert Class A common shares into Class B common shares on a 1-for-1 basis.

Percent of class: 14.3%

The percentages used herein are calculated based upon 468,797,000 shares (161,403,000 Class A shares and 307,394,000 Class B shares, combined) outstanding as of September 30, 2002. We hold a 17.1% voting interest through 28,918,283 Class A common shares and 38,439,411 Class B common shares.

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

67,357,694

(ii) Shared power to vote or to direct the vote

(iii)Sole power to dispose or to direct the disposition of

67,357,694

(iv)Shared power to dispose or to direct the disposition of

Item 5. Ownership of Five Percent or Less of a Class NOT APPLICABLE
Item 6. Ownership of More than Five Percent on Behalf of Another Person. NOT APPLICABLE
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. NOT APPLICABLE
Item 8. Identification and Classification of Members of the Group NOT APPLICABLE
Item 9. Notice of Dissolution of Group NOT APPLICABLE
Item 10. Certifications. NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14th, 2003

TELEFONICA, S.A.

/s/ Joaquín de Fuentes Bardají

JOAQUÍN DE FUENTES BARDAJÍ

VICE-GENERAL SECRETARY